FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                          For the month of February 2004

                           HOLMES FINANCING (No 5) PLC
                             HOLMES FUNDING LIMITED
                             HOLMES TRUSTEES LIMITED

                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes . . . . . . . No . . .X. . . .

Holmes Financing (No. 5) PLC
 Profit & Loss Account
 Period ended 15 January 2004

                                                                       This Quarter      Prior Quarter
                                                                        (pound)'000        (pound)'000


 Interest receivable - Inter-company loan                                    17,474             16,106

 Interest receivable - Cash deposits                                              -                  -
                                                                   ------------------------------------

                                                                             17,474             16,106

 Interest payable - Notes                                                  (17,474)           (16,106)
 Interest payable
                                                                   ------------------------------------
                                                                           (17,474)           (16,106)

                                                                   ------------------------------------

 Net operating income                                                             -                  -

 Other income                                                                     -                  -
 Operating expenses                                                               -                  -

                                                                   ------------------------------------

 Profit on ordinary activities before taxation                                    -                  -


 Taxation                                                                         -                  -

                                                                   ------------------------------------

 Profit on ordinary activities after taxation                                     -                  -


 Dividend                                                                         -                  -


 Retained profit brought forward                                                  1                  1

                                                                   ------------------------------------

 Retained profit carried forward                                                  1                  1
                                                                   ====================================


 Holmes Financing (No. 5) PLC
 Balance Sheet
 Period ended 15 January 2004

                                                                        (pound)'000        (pound)'000

 Fixed asset investments
 Loans to Funding                                                                            1,714,000

 Current assets

 Sundry debtors                                                                   1

 Cash at bank                                                                    14

 Cash collateral                                                             26,009
                                                                   -------------------

                                                                             26,024
                                                                   -------------------

 Creditors: Amounts falling due within one year

 Sundry creditors                                                                 1
                                                                   -------------------

                                                                                  1
                                                                   -------------------

 Net current assets                                                                             26,023

                                                                                     ------------------
 Total assets less current liabilities                                                       1,740,023

 Creditors: Amounts falling due after more than one year
 Amounts due to noteholders                                                                (1,714,000)
 Amount due to CSFB                                                                           (26,009)
                                                                                     ------------------

 Net assets                                                                                         14
                                                                                     ==================

 Capital and reserves

 Share capital                                                                                      13

 Reserves                                                                                            1
                                                                                     ------------------

                                                                                                    14
                                                                                     ==================


Holmes Financing (No. 5) PLC
 Notes Outstanding
 Period ended 15 January 2004
                                          Series 1 Class A     Series 2 Class A1     Series 3 Class A1
 Moody's current rating                                P-1                   Aaa                   Aaa
 S&P current rating                                   A-1+                   AAA                   AAA
 Fitch Ratings current rating                          F1+                   AAA                   AAA
                                                               Series 2 Class A2     Series 3 Class A2
 Moody's current rating                                                      Aaa                   Aaa
 S&P current rating                                                          AAA                   AAA
 Fitch Ratings current rating                                                AAA                   AAA
                                          Series 1 Class B      Series 2 Class B      Series 3 Class B
 Moody's current rating                                Aa3                   Aa3                   Aa3
 S&P current rating                                     AA                    AA                    AA
 Fitch Ratings current rating                           AA                    AA                    AA
                                          Series 1 Class C      Series 2 Class C      Series 3 Class C
 Moody's current rating                               Baa2                  Baa2                  Baa2
 S&P current rating                                    BBB                   BBB                   BBB
 Fitch Ratings current rating                          BBB                   BBB                   BBB

                                          Series 1 Class A     Series 2 Class A1     Series 3 Class A1
                                                         $                     $                (euro)

 Initial note balance                        1,000,000,000           750,000,000           600,000,000
 Previous quarter's note
principal                                                -           750,000,000           600,000,000

 Note redemptions                                        -                     -                     -

 Outstanding note principal                              -           750,000,000           600,000,000

                                                               Series 2 Class A1     Series 3 Class A2
                                                                             CHF                     (pound)

 Initial note balance                                     400,000,000                      500,000,000
 Previous quarter's note
principal                                                 400,000,000                      500,000,000

 Note redemptions                                                              -                     -

 Outstanding note principal                                          400,000,000           500,000,000

                                          Series 1 Class B      Series 2 Class B      Series 3 Class B
                                                         $                     $                (euro)

 Initial note balance                           35,000,000            35,000,000            53,000,000
 Previous quarter's note
principal                                                -            35,000,000            53,000,000

 Note redemptions                                        -                     -                     -

 Outstanding note principal                              -            35,000,000            53,000,000

                                          Series 1 Class C      Series 2 Class C      Series 3 Class C
                                                         $                     $                (euro)

 Initial note balance                           52,000,000            52,000,000            76,000,000
 Previous quarter's note
principal                                                -            52,000,000            76,000,000

 Note redemptions                                        -                     -                     -

 Outstanding note principal                              -            52,000,000            76,000,000


                                          Series 1 Class A      Series 2 Class A     Series 3 Class A1

 Note interest margins                                   1                    20                   N/A
 Step up dates                                  16/10/2002            16/10/2006            16/10/2006

 Step up margins                                       N/A                   N/A                    42

                                                               Series 2 Class A2     Series 3 Class A2

 Note interest margins                                                       N/A                    23
 Step up dates                                                        16/10/2004            16/10/2006

 Step up margins                                                              22                    46

                                          Series 1 Class B      Series 2 Class B      Series 3 Class B
 Note interest margins                                  35                    43                    40
 Step up dates                                  16/10/2006            16/10/2006            16/10/2006
 Step up margins                                        70                    86                    80

                                          Series 1 Class C      Series 2 Class C      Series 3 Class C
 Note interest margins                                 135                   145                   147
 Step up dates                                  16/10/2006            16/10/2006            16/10/2006
 Step up margins                                       235                   245                   247

 Interest payment cycle          Quarterly
 Interest payment date           15th or next business day
 Next interest payment date      15/04/2004


 Liquidity facility limit        (pound) 25,000,000
 Liquidity facility drawn        Nil
 Liquidity facility available    (pound)               25,000,000


Holmes Trustees Limited
 Profit & Loss Account
 Period ended 15 January 2004

                                                                         This Quarter         Prior Quarter
                                                                          (pound)'000           (pound)'000
                                                                                               (re-stated)*

 Interest receivable - Mortgages                                              280,939               283,352

 Interest receivable - Cash Deposits                                            4,617                 4,394
                                                                  ------------------------------------------

                                                                              285,556               287,746

 Interest payable - Mortgages                                               (280,939)             (283,352)
 Interest payable - Cash Deposits                                             (4,617)               (4,394)
                                                                  ------------------------------------------
                                                                            (285,556)             (287,746)

                                                                  ------------------------------------------

 Net operating income                                                               -                     -


 Fees receivable                                                                4,004                 4,370
 Fees payable                                                                 (4,004)               (4,370)

 Operating expenses                                                           (3,135)               (5,417)
 Provision charges                                                           (14,370)                  (75)

 Other income                                                                  17,505                 5,492

                                                                    ----------------------------------------

 Profit on ordinary activities before taxation                                      -                   (0)


 Taxation                                                                           -                     -

                                                                    ----------------------------------------

 Profit on ordinary activities after taxation                                       -                   (0)


 Dividend                                                                           -                     -


 Retained profit brought forward                                                    -                     -

                                                                    ----------------------------------------

 Retained profit carried forward                                                    -                   (0)
                                                                    ========================================


 * The figures for the prior period, the period to 15th October 2003, have been restated to incorporate a one-off adjustment of
     "Interest receivable - Mortgages".

 Holmes Trustees Limited
 Balance Sheet
 Period ended 15 January 2004

                                                                        (pound)'000           (pound)'000
 Fixed asset investments
 Mortgage loans secured on residential property                                                23,797,176

 Current assets

 Bank interest receivable                                                       636
 Cash at bank                                                               199,180
 Other debtors                                                               28,467


                                                                ----------------------
                                                                            228,283
                                                                ----------------------

 Creditors: Amounts falling due within one year

 Amounts due to Seller                                                        2,669
 Amounts due to Funding                                                      26,388

 Sundry creditors                                                                46
                                                                  --------------------
                                                                             29,103
                                                                  --------------------


 Net current assets                                                                               199,180

                                                                                     ---------------------
 Total assets less current liabilities                                                         23,996,356

 Creditors: Amounts falling after more than one year
 Seller share of mortgage loans                                                              (10,467,461)
 Funding share of mortgage loans                                                             (13,329,715)

 Seller share of cash at bank                                                                   (199,180)

 Funding share of cash at bank                                                                          -

                                                                                     ---------------------
 Net assets                                                                                           (0)
                                                                                     =====================

 Capital and reserves
 Share capital ((pound)2)                                                                               0
 Reserves                                                                                               0
                                                                                     ---------------------
                                                                                                        0
                                                                                     =====================

Holmes Funding Limited
 Profit & Loss Account
 Period ended 15 January 2004

                                                                       This Quarter           Prior Quarter
                                                                        (pound)'000             (pound)'000
                                                                                               (re-stated)*

 Interest receivable - Mortgages less Swaps                                 144,198                 139,460

 Interest receivable - Cash Deposits                                          8,573                   8,679
                                                              ----------------------------------------------

                                                                            152,771                 148,139

 Interest payable - Inter-company loans                                   (144,219)               (140,979)
 Interest payable - Start up loans                                            (747)                   (700)
                                                              ----------------------------------------------
                                                                          (144,966)               (141,680)

                                                              ----------------------------------------------

 Net operating income                                                         7,805                   6,459


 Other income                                                                 4,842                   5,216


 Operating expenses                                                        (13,043)                 (7,178)
 Deferred consideration                                                     (6,986)                   (959)

                                                              ----------------------------------------------

 Profit/(loss) on ordinary activities before taxation                       (7,382)                   3,538


 Taxation                                                                     3,027                     236

                                                              ----------------------------------------------

 Profit/(loss) on ordinary activities after taxation                        (4,355)                   3,774


 Dividend                                                                         -                       -

 Retained profit/(loss) brought forward                                    (10,892)                (14,666)

                                                              ----------------------------------------------
 Retained profit/(loss) carried forward                                    (15,247)                (10,892)
                                                              ==============================================

* The figures for the prior period, the period to 15th October 2003, have been restated to incorporate a revised "Deferred consideration" figure based on the cumulative effects of accounting adjustments relating to changes in accounting policies regarding the treatment of corporation tax and deferred tax plus a one-off adjustment of income receivable from the mortgages trust. This restatement does not affect the past or current cash value of amounts standing to the credit of either the first or the second reserve funds.

 Reconciliation between the previously reported and the restated deferred consideration
 --------------------------------------------------------------------------------------

                                                                        (pound)'000             (pound)'000

 Previously reported deferred consideration                                                          13,476

         Income Receivable                                                  (8,939)
         Deferred Tax in Prior Periods                                      (3,335)
         Corporation Tax in Prior Periods                                     (243)
                                                              ----------------------
                                                                                                   (12,517)

                                                                                     -----------------------
 Restated deferred consideration above                                                                  959
                                                                                     =======================

 Holmes Funding Limited
 Balance Sheet
 Period ended 15 January 2004

                                                               (pound)'000         (pound)'000
 Fixed asset investments

 Beneficial interest in Trust mortgage portfolio                                    13,329,715

 Beneficial interest in Trust cash at bank                                                   -

 Current assets

 Amounts owed by Trustee                                            26,388

 Deferred expenditure (costs of securing)                           24,467

 Sundry debtors                                                          0

 Deferred Taxation                                                   6,618
 Cash at bank:

      Reserve funding                                              348,937

      Transaction account                                            1,630

      Funding GIC account                                            5,382
                                                       ---------------------

                                                                   413,422
                                                       ---------------------

 Creditors: Amounts falling due within one year

 Deferred consideration creditor                                   161,260

 Interest payable accrual                                            5,162



 Sundry creditors                                                  107,674

 Corporation Taxation                                                   54
                                                        --------------------

                                                                   274,150
                                                        --------------------


 Net current assets                                                                    139,272

                                                                           --------------------

 Total assets less current liabilities                                              13,468,987

 Creditors: Amounts falling due after more than one
year
 Inter-company loans                                                              (13,414,720)
 Start up loans                                                                       (69,514)

                                                                           --------------------
 Net assets                                                                           (15,247)
                                                                           ====================

 Capital and reserves

 Share capital ((pound)2)                                                                    -
 Reserves                                                                             (15,247)
                                                                           --------------------
                                                                                      (15,247)
                                                                           ====================

 Holmes Funding Limited
 Notes to Balance Sheet
 Period ended 15 January 2004

                                                                                 (pound)'000        (pound)'000

 Balance on cash accumulation ledger                                                     Nil
                                                                         ====================


 Available credit enhancement

                                                                               First Reserve     Second Reserve


 Reserve funds at closing                                                            292,046             56,891
                                                                         -------------------- ------------------

 Initial closing reserve funds                                                       238,731             56,891
 Drawings to make bullet repayment                                                         -                  -
 Other drawings                                                                            -                  -
 Transfers from revenue receipts                                                      53,315                  -
                                                                        --------------------- ------------------
 Closing reserve balance                                                             292,046             56,891
                                                                        --------------------- ------------------


 Target reserve funds                                                                350,000            153,218
                                                                        ===================== ==================


 Principal deficiency ledger                                         AAA                  AA                BBB

 Opening PDL balance                                                 Nil                 Nil                Nil
 Losses this quarter                                                   -                   -                  -
 PDL top up from revenue income                                        -                   -                  -
                                                     ---------------------------------------- ------------------
 Closing PDL balance                                                 Nil                 Nil                Nil
                                                     ======================================== ==================


 Start up loan outstanding

 Opening balance                                                                      73,929
                                                                         --------------------

 Initial start up loan (incl. accrued interest)                                       14,792
 Second start up loan (incl. accrued interest)                                        14,742
 Third start up loan                                                                  17,500
 Fourth start up loan                                                                  7,500
 Fifth start up loan                                                                   5,100
 Sixth start up loan                                                                   6,100
 Seventh start up loan                                                                 3,780
                                                                         --------------------
                                                                                      69,514
 Accrued interest                                                                      5,162
 Repayments made                                                                           -
                                                                        ---------------------
 Closing balance                                                                      74,676
                                                                        =====================


 Liquidity facility

 Liquidity facility limit                                                             25,000
 Liquidity facility drawn                                                                  -
 Liquidity facility available                                                         25,000


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             HOLMES FINANCING (No 5) PLC




Dated: 27 February 2004                      By /s/ Natalie Weedon
                                             (Authorised Signatory)